Exhibit 99.1

June 16, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Immediate Report Regarding Rights Offering of Fully-Consolidated Subsidiary Citycon Oyj (“CTY”)1 and the Company’s Participation Therein

Further to the Exhibit 99.1 to the Current Report on Form 6-K that was furnished by the Company to the Securities and Exchange Commission on May 26, 2015 and Exhibit 99.1 to the Current Report on Form 6-K that was furnished by the Company to the Securities and Exchange Commission on June 4, 2015, regarding the acquisition of a Norwegian company with total assets of approximately Euro 1.47 billion by CTY and the Company’s participation in CTY’s rights offering to finance such acquisition, the Company is pleased to report that on June 15, 2015, CTY announced that its extraordinary general meeting of shareholders approved, subject to the approval of the Board of Directors of CTY, a rights offering of approximately Euro 600 million at a price of Euro 2.05 per share.

Pursuant to the rights offering, CTY will issue approximately 296.6 million new shares, representing approximately 50% of the total share capital of CTY before the issuance and approximately 33.3% of the total share capital and voting rights of CTY after completion (assuming it is fully subscribed).

In addition, the Company is pleased to report that further to its commitment to CTY to subscribe for its pro rata share in the rights offering, the Company will be offered approximately 127 million CTY shares (approximately Euro 261 million), concurrent with the commitment of CPP Investment Board European Holdings S.ar.l (“CPPIB”)2 to also subscribe for its pro rata portion, comprising approximately 44.45 million CTY shares (approximately Euro 91 million), such that, together, the commitments comprise approximately 57.8% of the maximum number of shares that will be issued pursuant to the rights offering.

[1]	A company traded on the Helsinki Stock Exchange, in which Gazit-Globe Ltd. holds approximately 42.8% of its issued and outstanding share capital and voting rights.
[2]	The second largest shareholder in CTY that holds approximately 15% of CTY’s issued and outstanding share capital.

In the event that the rights offering is not fully-subscribed, CTY is entitled to issue additional rights at the same price to both the Company and CPPIB, in a manner that the additional issuances will not exceed Euro 50 million and Euro 30 million, respectively (provided that the Company will not exceed 50% ownership in CTY’s outstanding share capital and voting rights). In the event that after the aforementioned, additional rights remain unexercised, CTY shall be permitted to offer them to additional investors by means of a private placement. Upon completion of the rights offering, and assuming that the Company will exercise its additional commitment of Euro 50 million, the Company does not anticipate a material change in the equity attributable to the shareholders of the Company.

In addition, CTY reported that it had committed not to issue or sell CTY shares for 180 days following completion of the rights offering (subject to certain exceptions).

The net consideration that CTY expects to receive for the rights offering is approximately Euro 604 million (assuming the offering is fully subscribed) will be used to finance the acquisition in full of shares of Sektor Gruppen AS (“Sektor”) and for the early redemption by Sektor of all of its outstanding bonds upon closing of the acquisition. In addition, CTY also intends to use bridge financing arrangements up to an aggregate amount of EUR 400 million and, if needed, its existing bank financing facilities to finance the acquisition. Waivers from banks have also been obtained for approximately EUR 671 million of the existing bank facilities of Sektor to remain in place post-closing.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.